January 30, 2020

Peter H. Nachtwey
Senior Executive Vice President and Chief Financial Officer
LEGG MASON, INC.
100 International Dr.
Baltimore, MD 21202

       Re: LEGG MASON, INC.
           Form 10-K for the Fiscal Year Ended March 31, 2019
           Filed May 24, 2019
           File No. 001-08529

Dear Mr. Nachtwey:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Supplemental Non-GAAP Financial Information
Operating Margin, as Adjusted, page 53

1. We note your disclosure on page 54 showing an adjustment for distribution and servicing expense to calculate Operating Revenues, as Adjusted. We also note that you make this adjustment in calculating Adjusted Operating Revenues in your latest quarterly filing. In future filings, please revise to adjust by distribution and servicing revenues, rather than expenses, and provide supplemental information (e.g., footnote(s) to your reconciliation)
      to clearly explain each adjustment. To the extent that these distribution and servicing revenues are recognized in multiple revenue line items on the face of the income statement, disaggregate and distinguish the adjustment into those multiple components in the related non-GAAP reconciliation. In addition, in periods when a material amount of fee waivers or other material non-standard items impact distribution and servicing
 Peter H. Nachtwey
LEGG MASON, INC.
January 30, 2020
Page 2
         revenues, provide disclosure quantifying the impact that it has or could have upon
         Operating Margin, as Adjusted or any equivalent.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Lory Empie, Staff Accountant at 202-551-3714 or Cara Lubit, Staff
Accountant at 202-551-5909 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNamePeter H. Nachtwey                           Sincerely,
Comapany NameLEGG MASON, INC.
                                                              Division of
Corporation Finance
January 30, 2020 Page 2                                       Office of Finance
FirstName LastName